Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2021 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2021 presented in comparative form

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements Summary of Information requested by Resolution N° 368/01 Of the National Securities Commission
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

  US$ = US Dollar

EUR = Euro

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Consolidated Financial Statements At December 31, 2021 presented in comparative format
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 15)
	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting right	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2021 and 2020

		12.31.2021	12.31.2020

	Note	$
Continuous Operations
Revenue	4	31,702,098,488	32,180,860,352
Construction income (CINIIF 12)	5	5,495,661,946	12,137,416,183
Cost of service	10	(27,827,186,308)	(35,193,563,675)
Construction costs (CINIIF 12)		(5,483,002,041)	(12,123,512,670)
Operating profit		3,887,572,085	(2,998,799,810)
Distribution and selling expenses	10	(2,209,044,917)	(2,736,046,634)
Administrative expenses	10	(1,706,169,262)	(2,051,083,454)
Other income and expenses, net	4	(686,193,676)	489,155,767
Operating profit		(713,835,770)	(7,296,774,131)

Finance Income	4	239,493,028	1,839,855,763
Finance Costs	4	5,443,139,051	(9,208,474,163)
Result from exposure to changes in the purchasing power of the currency		616,404,730	(3,330,245,025)
Income before income tax		5,585,201,039	(17,995,637,556)
Income tax	4	(5,587,519,071)	6,540,508,862
Income for the year for continuous operations		(2,318,032)	(11,455,128,694)
Net Income for the year		(2,318,032)	(11,455,128,694)
Other comprehensive income		-	-
Comprehensive Income for the year		(2,318,032)	(11,455,128,694)

Income attributable to:
Shareholders		(2,548,150)	(11,394,759,647)
Non –Controlling Interest		230,118	(60,369,047)

Loss per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share ) from continuous operations		(1.2629)	(45.54020)

The accompanying notes are an integral part of these Consolidated Financial Statements.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2021 and 2020

		12.31.2021	12.31.2020

	Note	$
Assets
Non- Current Assets
Property, plant and equipment	12	56,774,493	65,247,973
Intangible Assets	5	135,913,733,618	137,665,715,611
Rights of use		569,531,089	880,184,410
Deferred tax assets	13	7,789,676	15,516,235
Other receivables	4	6,105,780,952	9,188,311,904
Total Non-Current Assets		142,653,609,828	147,814,976,133
Current Assets
Other receivables	4	1,872,282,856	3,931,451,076
Trade receivables, net	4	4,174,943,232	3,599,203,289
Investments	4	1,346,641,328	2,989,149,692
Cash and cash equivalents	4	16,294,078,200	7,724,695,910
Total Current Assets		23,687,945,616	18,244,499,967
Total Assets		166,341,555,444	166,059,476,100

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		25,051,024,792	25,051,024,792
Legal and facultative reserve		52,357,573,739	52,336,473,339
Retained earnings		(11,396,588,547)	(11,394,040,397)
Subtotal		67,318,786,392	67,300,234,142
Non-Controlling Interest		1,262,594	1,032,476
Total Shareholders’ Equity		67,320,048,986	67,301,266,618

Liabilities
Non-Current Liabilities
Accounts payable and others	4	782,660,770	1,118,021,295
Financial debt	6	51,861,264,431	51,739,304,768
Lease liabilities		209,206,899	547,838,822
Deferred income tax liability	13	12,272,979,714	6,701,833,329
Fee payable to the Argentine National Government	7	2,482,861,009	2,370,041,923
Provisions and other charges	9	2,655,932,864	2,189,296,274
Total Non-Current liabilities		70,264,905,687	64,666,336,411
Current Liabilities
Fee payable to the Argentine National Government	7	4,695,398,356	1,466,725,334
Accounts payable and others	4	8,408,528,219	14,926,062,850
Income tax, net of prepayments		9,298,219	13,742,475
Financial debt	6	12,132,474,611	15,328,689,391
Lease liabilities		269,558,603	333,319,999
Provisions and other charges	9	3,241,342,763	2,023,333,022
Total Current Liabilities		28,756,600,771	34,091,873,071
Total Liabilities		99,021,506,458	98,758,209,482
Total Shareholders’ Equity and Liabilities		166,341,555,444	166,059,476,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

For the years ended at December 31, 2021 and 2020

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Accumulated Results	Total	Non- Controlling Interest	Total Shareholders’ Equity

	$
Balance at 01.01.21	258,517,299	910,978,514	137,280,595	25,051,024,792	1,763,795,405	50,344,110,150	228,567,784	(11,394,040,397)	67,300,234,142	1,032,476	67,301,266,618

Compensation plan	-	-	-	-	-	-	21,100,400	-	21,100,400	-	21,100,400
Net comprehensive Income for the year	-	-	-	-	-	-	-	(2,548,150)	(2,548,150)	230,118	(2,318,032)
Balance at 12.31.21	258,517,299	910,978,514	137,280,595	25,051,024,792	1,763,795,405	50,344,110,150	249,668,184	(11,396,588,547)	67,318,786,392	1,262,594	67,320,048,986

Balance at 01.01.20	258,517,299	747,529,409	137,280,595	24,902,899,066	1,156,732,289	39,121,485,783	-	12,141,981,564	78,466,426,005	61,401,523	78,527,827,528
Resolutions of the Shareholders’ Meeting dated April 22, 2020 (Note 19):
Capitalization of dividends of preferred shares	-	-	-	-	-	-	-	-	-	-	-
Legal reserve	-	-	-	-	607,063,116	-	-	(607,063,116)	-	-	-
Facultative reserve	-	-	-	-	-	11,222,624,367	-	(11,222,624,367)	-	-	-
Distribution of dividends of ordinary shares	-	163,449,105	-	148,125,726	-	-	-	(311,574,831)	-	-	-
Compensation plan	-	-	-	-	-	-	228,567,784	-	228,567,784	-	228,567,784
Net comprehensive Income for the year	-	-	-	-	-	-	-	(11,394,759,647)	(11,394,759,647)	(60,369,047)	(11,455,128,694)
Balance at 12.31.20	258,517,299	910,978,514	137,280,595	25,051,024,792	1,763,795,405	50,344,110,150	228,567,784	(11,394,040,397)	67,300,234,142	1,032,476	67,301,266,618

The accompanying notes are an integral part of these Consolidated Financial Statements.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the year ended at December 31, 2021 presented in comparative form

		12.31.21	12.31.20

	Note	$
Cash Flows from operating activities
Net income for the year		(2,318,032)	(11,455,128,694)
Adjustment for:
Income tax	13	5,587,519,071	(6,540,508,862)
Amortization of intangible assets	5	7,247,643,939	13,574,795,067
Depreciation of property, plant and equipment	12	8,473,480	8,528,474
Depreciation right of use	10	310,653,316	299,416,727
Bad debts provision	8/10	421,094,419	795,877,861
Specific allocation of accrued and unpaid income	7	3,997,802,383	3,836,767,257
Accrued and unpaid financial debts interest costs	6	6,646,569,071	5,034,736,903
Accrued deferred revenues and additional consideration	9	(765,198,044)	(373,994,393)
Compensation plan		21,100,400	228,567,784
Accrued and unpaid Exchange differences		(10,533,857,692)	1,659,403,123
Provision for contingencies	9	950,741,758	17,770,499
Inflation effect adjustment		(4,425,048,574)	2,372,275,335
Changes in operating assets and liabilities:
Changes in trade receivables		(2,211,693,241)	371,933,325
Changes in other receivables		1,820,402,652	755,049,690
Changes in other assets		-	33,238,588
Changes in accounts payable and others		(1,438,140,882)	5,952,218,804
Changes in liabilities for current income tax		-	(8,843,166)
Changes in provisions and other charges		1,727,517,425	2,948,090,685
Changes in fee payable to the Argentine National Government		-	(633,590,998)
Increase of intangible assets		(5,494,350,098)	(12,137,112,007)
Payment of income tax		(11,084,403)	(10,084,168)
Net cash provided by operating activities		3,857,826,948	6,729,407,834
Cash Flow for investing activities
Addition of investments		-	(3,278,428,462)
Collection of investments		1,182,961,864	493,481,170
Net Cash Flow generated by / (used in) in investing activities		1,182,961,864	(2,784,947,292)
Cash Flow from financing activities
New financial debt	6	26,303,991,894	9,381,947,270
Leasing paid		(346,547,154)	(353,974,869)
Financial debt paid- principal	6	(17,452,384,776)	(6,165,691,466)
Financial debt paid- interests	6	(5,273,964,368)	(3,211,178,218)
Dividends paid	9	-	(73,464,443)
Net Cash Flow generated by / (used in) in financing activities		3,231,095,596	(422,361,726)
Net increase in cash and cash equivalents		8,271,884,408	3,522,098,816
Variation in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		7,724,695,910	4,200,668,915
Net increase in cash and cash equivalents		8,271,884,408	3,522,098,816
Effect of inflation generated by cash and cash equivalents		1,313,656,641	(78,625,797)
Foreign Exchange differences generated by cash and cash equivalents		(1,016,158,759)	80,553,975
Cash and cash equivalents at the end of the year		16,294,078,200	7,724,695,909
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,311,848	304,176
Dividends on preferred shares		324,162,454	317,806,328

The accompanying notes are an integral part of these Consolidated Financial Statements.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports; (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses; and, it is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares $ 406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses

In addition, under the terms of the Concession Agreement, the National State has the right to redeem the Concession as of February 13, 2018. In the event that the Argentine National State decides to redeem the Concession, it must pay the Company an indemnity.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the National State

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2020 and Resolution Nº 92/19 dated October 21, 2020.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. Through ORSNA Resolution No. 89/21 dated December 30, 2021, the ORSNA ordered the closure of the 'Trust Account of the Equity of Specific Affectation for Works of the Bank of Projects 2012'.

By virtue of this, it established that (i) the works in progress and those still pending execution that are detailed in the document called 'Bank of Works Projects of the year 2012' be faced with the funds from the Patrimony of Affectation called 'Trust Account of Specific Affected Assets to reinforce substantial investments of Group A', created by Resolution 45 of 03/31/14 and (ii) the funds deposited in the 'Trust Account of Specific Affected Assets for Works of the Bank of Projects 2012' as well as the funds owed to it by AA2000, will be transferred to the 'Specific Affected Patrimony Trust Account for the reinforcement of substantial investments of Group A created by Resolution 45/14.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

In accordance with the provisions of the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Schedule duly approved by ORSNA Resolution No. 93/19 and issued ORSNA Resolution No. 04/21, dated January 13, 2021, which provided for the increase in the International Air Station Use Rate (TUAI) and ORSNA Resolution No. 83/21, dated December 29, 2021, which provided for the readjustment of the Domestic Air Station Use Rate (TUA) for tickets issued to from January 1, 2022.

Likewise, ORSNA Resolution No. 83/21 maintains the freezing provided in Article No. 1 of Resolution No. 04/21 regarding the values corresponding to the Aircraft Landing and Parking Fees applicable directly to airlines. That carry out regular and non-regular domestic and international services, nor affect the Use Rate for regional flights in all the Airports of Group A of Airports.

As of the date of these financial statements, the revisions to the financial projection of income and expenses corresponding to the years 2018 2019, 2020 and 2021 are pending approval by ORSNA. On September 23, 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved through ORSNA Resolution No. 60/21, which ordered the postponement to June 2023, the necessary adjustment to balance the financial projection of income and expenses.

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2021, 2022-2023; 2024-2027 and 2028-2038.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the Financial Projection of Income and Expenses.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $2,940,476,190.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000. The company has contracted insurance for U$S 300,000,000.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company because of the failure to pay the fee.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with AA2000 in the dates August 03, 2021 and September 02, 2021.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.21	Net Shareholders ‘equity at closing	Income for the year

			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	171,187,175	172,388,897	36,719,646
Cargo & Logistics SA.	1,637,116	98.63%	2,822,070	2,861,269	(1,216,232)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(7,909)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A (4)	123,700	1.46%	75,012	5,137,797	(34,883)

(1)	Companies incorporated in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Shareholders Equity includes 4,000,000 of preferred shares.

(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company´s accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Consolidated Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 9, 2022.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee) and International Accounting Standards (NIC or IAS) issued by the International Accounting Standards Committee (IASC, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The information included in these financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2020, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2021, based on the application of IAS 29 (see Note 3.23)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment (Contd.)

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Investments (Contd.)

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

9) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

11) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Adjustment of capital".

12) Provisions and other charges

Provisions are recognized in the financial statements when:

a)	The Company has a present obligation (legal or constructive) as a result of past events,

b)	It is probable that an outflow of resources is required to settle such obligation and

c)	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

The income tax result for the year ended December 31, 2021 was a charge of $5,588 million, including a charge for current tax of $13 million and a charge for deferred tax of $5,575 million.

The Income tax gain in 2020 was $6,541 million, including a profit for current tax of $452 million and a profit for deferred tax of $6,089 million.

For the purposes of determining the taxable net income for the years ended December 31, 2021 and 2020, the adjustment for inflation determined in accordance with articles No. 95 to No. 98 of the tax law was incorporated into the tax result to earnings, for $2,161 and $2,543 million, respectively, due to the fact that to December 31, 2021 and 2020, the variation of the General Level Consumer Price Index (CPI) exceeded in the 36-month period ending fiscal year 2021, 100% for fiscal year 2021 and more than 30% for fiscal year 2020. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years until the years ended on December 31, 2020, as a result, as of December 31, 2021, $7,512 million was recognized as a lesser tax loss and, and as of December 31, 2020, $544 million was recognized as a lesser loss. tax amount and $2,718 million as a deferred tax liabilities.

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

15) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

17) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non-Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

17) Revenues (Contd.)

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period.

18) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

19) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

20) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2020.

21) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2021 and are mentioned in Note 22.

22) Compensation Plan

During fiscal years 2021 and 2020, Corporación América Airports (hereinafter CAAP) decided to grant a compensation plan to the management level of AA2000. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method.

For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2021 was 1.5094.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2021, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2021, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12.31.2021	12.31.2020

	Note	$
Cash and cash equivalents
Cash and funds in custody		12,167,670	9,143,810
Banks		14,589,479,044	2,665,984,150
Checks not yet deposited		23,757,970	36,308,716
Time deposits		1,668,673,516	5,013,259,234
		16,294,078,200	7,724,695,910
Investments
Investments funds		266,741,328	1,367,742,121
Bonds		1,079,900,000	1,342,625,830
Term deposits		-	278,781,741
		1,346,641,328	2,989,149,692
Trade receivables, net
Trade receivables		8,589,301,082	8,752,918,892
Related parties	7	179,958,163	118,618,373
Checks-postdated checks		87,208,790	46,744,734
Provision for bad debts	8	(4,681,524,803)	(5,319,078,710)
		4,174,943,232	3,599,203,289
Other current receivables
Expenses to be recovered		157,660,169	108,640,152
Guarantees granted		1,254,587	1,893,694
Related parties	7	86,244,735	39,190,717
Tax credits		1,473,822,143	3,566,209,931
Prepaid Insurance		117,392,807	73,674,815
Other		35,908,415	141,841,767
		1,872,282,856	3,931,451,076

(*) As of December 31, 2020, includes tax credits for return of value added tax for $292,053,263 (Note 26).

Other non-current receivables
Tax credits		545,200	822,934
Trust for Strengthening	7	6,105,235,752	9,187,488,970
		6,105,780,952	9,188,311,904

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		12.31.2021	12.31.2020

	Note	$
Accounts payable and other current
Obligations payable		23,442,363	1,107,020,678
Suppliers		4,766,924,637	10,024,518,018
Foreign suppliers		848,282,469	1,114,679,392
Related Parties	7	200,497,658	357,881,357
Salaries and social security liabilities		2,293,140,036	1,815,462,834
Other tax liabilities		276,241,056	506,500,571
		8,408,528,219	14,926,062,850
Accounts payable and other non-current
Suppliers		644,826,040	1,105,709,386
Other tax liabilities		137,834,730	12,311,909
		782,660,770	1,118,021,295

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Revenues
Aeronautical revenues	9,694,794,373	13,466,766,338
Non-Aeronautical revenues	22,007,304,115	18,714,094,014
	31,702,098,488	32,180,860,352

As of December 31, 2021 and 2020, "over time" income from contracts with customers was $26,966,023,073 and $28,065,690,343, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	780,583,046	794,005,718
Other		(1,466,776,722)	(304,849,951)
		(686,193,676)	489,155,767

Finance Income
Interest		1,835,117,194	2,321,273,448
Foreign Exchange differences		(1,595,624,166)	(481,417,685)
		239,493,028	1,839,855,763

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

		12.31.2021	12.31.2020

	Note	$
Finance Expenses
Interest		(7,812,363,975)	(7,197,052,601)
Foreign Exchange differences		13,255,503,026	(1,969,300,701)
Others		-	(42,120,861)
		5,443,139,051	(9,208,474,163)
		5,682,632,079	(7,368,618,400)
Income Tax
Current		(12,784,638)	452,159,588
Deferred		(5,574,734,433)	6,088,349,274
		(5,587,519,071)	6,540,508,862

NOTE 5 – INTANGIBLE ASSETS

		12.31.2021	12.31.2020

Original Values	Note	$
Balance at January 1		206,988,631,303	194,851,215,120
Acquisition		5,495,661,946	12,137,416,183
Balance at December 31		212,484,293,249	206,988,631,303

Accumulated Amortization
Balance at January 1		(69,322,915,692)	(55,748,120,625)
Amortization of the year	10	(7,247,643,939)	(13,574,795,067)
Balance at December 31		(76,570,559,631)	(69,322,915,692)
Total Net Balance at December 31		135,913,733,618	137,665,715,611

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

	12.31.2021	12.31.2020

	$
Non-current
Bank borrowings	5,608,499,701	7,294,632,465
Negotiable Obligations	47,601,802,541	44,962,667,876
Cost of issuance of Debt	(1,349,037,811)	(517,995,573)
Total Non- Current	51,861,264,431	51,739,304,768
Current
Bank borrowings	5,795,287,265	9,291,151,417
Negotiable Obligations	6,561,912,264	6,148,265,514
Finance lease liabilities	-	6,025,424
Cost of issuance of Debt	(224,724,918)	(116,752,964)
Total Current	12,132,474,611	15,328,689,391
Total	63,993,739,042	67,067,994,159

Breakdown of Financial Debt:

	2021	2020

	$
Balance at January 1	67,067,994,159	60,231,718,074
New financial debt	26,305,303,742	9,382,251,446
Financial debt paid	(22,726,349,144)	(9,376,869,684)
Accrued interest	6,646,569,071	5,034,736,903
Foreign Exchange differences	(12,120,679,850)	1,788,811,522
Inflation adjustment	(1,179,098,936)	7,345,898
Net Balance at December 31	63,993,739,042	67,067,994,159

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (*)	Carrying Amount	Fair Value (*)

	12.31.2021		12.31.2020

	$
Bank borrowings	11,403,786,966	11,403,786,966	16,585,783,882	16,585,783,883
Negotiable Obligations	52,589,952,076	53,761,174,935	50,476,184,853	51,099,158,521
Finance lease liabilities	-	-	6,025,424	6,025,422
Total	63,993,739,042	65,164,961,901	67,067,994,159	67,690,967,826

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Secured Negotiable Obligations Maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for an amount of US$400,000,000 maturing on February 1, 2027, at an interest rate of 6.875% and with an issue price of 99.888% of the nominal value. The amortization of the capital of the negotiable obligations was established in 32 equal and consecutive quarterly installments payable as of May 1, 2019.

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Secured Negotiable Obligations Maturing in 2027 (Contd.)

These negotiable obligations were guaranteed with a guarantee trust agreement, governed by Argentine law, by virtue of which the Company transferred and assigned the fees for the use of international and regional air stations and the rights to indemnification of the concession.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the Company's ordinary general meeting of shareholders approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. for the sum of up to US$500,000,000 (or its equivalent in other currencies and/or units of value). The prospectus project was approved in its terms and conditions by board meeting dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV of the Global Program for the Issuance of Negotiable Obligations. On June 15, 2021, the Company's ordinary general meeting of shareholders approved the increase in the amount of the aforementioned program from the sum of US$500,000,000 to the sum of US$1,500,000,000 (or its equivalent in other currencies and/or units of value), whose final prospectus was approved in its terms and conditions by sub-delegate resolution dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV to increase the amount of the Global Program of Issuance of Negotiable Obligations. The duration of the program is five years from the date of original approval by the CNV, that is, from April 17, 2020.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the Secured Negotiable Obligations Maturing in 2027. On May 19, 2020, the exchange offer of 86.73% of the amount total original capital ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Negotiable Obligations Class 2 Series 2020

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the Central Bank of the Argentine Republic (BCRA).

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Negotiable Obligations Class 3 Series 2021

On September 8, 2021, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$30,490,862 to be integrated and payable in pesos, for an amount due on September 8, 2023, at an interest rate of 4% annual nominal and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November. At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to compensation of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9,500% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments. The deferred capital will be paid by a single installment 12 months after each disbursement

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) was implemented. SA, Bank of Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $3,606,813,216.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Syndicated loans (Contd.)

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The disbursed capital will be paid in 8 equal and consecutive quarterly installments, with the payment of the first installment corresponding to February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A. and Badlar Rate and, in the case of Citibank N.A, a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled.

Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On September 20, 2021, the Company prepaid for a total of $1,468,000,000, 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2021.

Bank Macro loan

On January 21, 2020, the Company took a loan of US $ 10,000,000, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly.

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Bank Macro loan (Contd.)

In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A

Bank of the City of Buenos Aires loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021.

The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will be amortized 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2021 and 2020 are as follows:

	12.31.2021	12.31.2020

	$
Trade receivables net- Current
Other related companies	179,958,163	118,618,373
	179,958,163	118,618,373
Other current receivables
Other related companies – SYTA	86,244,735	39,190,717
	86,244,735	39,190,717
Accounts payable and other- Current
Other related companies	200,497,658	357,881,357
	200,497,658	357,881,357
Provisions and other charges
Other related companies	-	643,387
Shareholders	229,263,924	283,494,003
	229,263,924	284,137,390

During the years ended December 31, 2021 and 2021, the Company has accrued to the cost $458,336,237 and $341,815,766 respectively with Proden SA for rent and maintenance of offices.

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the years ended December 31, 2021 and 2020, the Company has accrued with Helport S.A. to intangible assets $9,201,388 and $27,885,047 respectively and at cost for the years ended on 31 of December 2021 and 2020 $14,649,298 and $301,298,782 respectively.

During the year ended at December 31, 2020 dividends have been paid to the shareholders according to their shareholding for $73,464,443.

At December 31, 2021 and 2020 the Company owed the Argentine National Government $7,178,259,365 and $3,836,767,257 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,105,235,752 and $9,187,488,970 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $166,490,110 and $496,098,872 for the years ended at December 31, 2021 and 2010 respectively. For the years 2021 and 2020 includes a total of $32,462,154 and $351,642,744 as compensation plan item.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions

NOTE 8 – BAD DEBT PROVISIONS

	2021	2020

	$
Balance at January 1	5,319,078,710	4,636,211,113
Increases (*)	1,348,773,054	2,244,055,544
Use	(2,697,193)	(38,954,416)
Inflation adjustment	(1,983,629,768)	(1,522,233,531)
Final Balance at December 31	4,681,524,803	5,319,078,710

(*)  As of December 31, 2021 and 2020, includes $421,094,419 and $795,877,861, respectively, of bad debts (Note 10), and $927,678,635 and $1,448,177,683, respectively, for exchange difference included in the statement of results "Financial income" (Note 4).

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2021	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2021	Total Non Current	Total current

	$								$
Litigations		117,575,831	950,741,758	(184,600,853)	(241,431,553)	-	65,241,322	707,526,505	349,118,013	358,408,492
Related Parties	7	643,387	-	(426,249)	(217,138)	-	-	-	-	-
Deferred Income		1,573,612,585	1,069,367,638	-	(226,395,647)	(684,824,888)	77,047,374	1,808,807,062	541,240,511	1,267,566,551
Trust for works- Portfolio of Projects 2012/2014		1,773,820,057	787,003,205	-	(741,174,768)	358,636,329	-	2,178,284,823	1,282,878,185	895,406,638
Guarantees Received		192,503,084	63,347,921	(53,353,831)	(55,659,730)		10,387,703	157,225,147	-	157,225,147
Upfront fees from Concessionaires		270,980,349	60,681,225	-	-	(80,373,156)	-	251,288,418	190,130,457	61,157,961
Dividends to be paid	7	283,494,003	-	-	(105,963,254)	-	51,733,175	229,263,924	-	229,263,924
Others		-	653,528,256	(23,550,905)	(105,460,857)	-	40,363,254	564,879,748	292,565,698	272,314,050
Total of provisions and others liabilities		4,212,629,296	3,584,670,003	(261,931,838)	(1,476,302,947)	(406,561,715)	244,772,828	5,897,275,627	2,655,932,864	3,241,342,763

	Note	At January 1 2020	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2020	Total Non Current	Total current

	$								$
Litigations		148,552,201	17,770,499	(10,661,874)	(38,084,995)	-	-	117,575,831	366,789	117,209,042
Related Parties	7	875,908	-	-	(232,521)	-	-	643,387	-	643,387
Deferred Income		790,655,401	1,643,640,492	-	(115,001,382)	(808,418,627)	62,736,701	1,573,612,585	755,632,214	817,980,371
Trust for works- Portfolio of Projects 2012/2014		212,961,234	1,660,629,208	(441,496,796)	(179,898,551)	521,624,962	-	1,773,820,057	1,239,577,686	534,242,371
Guarantees Received		197,831,401	41,060,813	(29,779,957)	(51,632,847)	-	35,023,674	192,503,084	-	192,503,084
Upfront fees from Concessionaires		355,071,041	3,110,036	-	-	(87,200,728)	-	270,980,349	193,719,585	77,260,764
Dividends to be paid	7	347,016,068	-	(73,464,443)	(89,867,118)	-	99,809,496	283,494,003	-	283,494,003
Total of provisions and others liabilities		2,052,963,254	3,366,211,048	(555,403,070)	(474,717,414)	(373,994,393)	197,569,871	4,212,629,296	2,189,296,274	2,023,333,022

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

Year ended at 12.31.21	$
Specific allocation of revenues	4,683,498,274	-	-	4,683,498,274
Airport services and maintenance	6,175,246,443	-	2,573,186	6,177,819,629
Amortization of intangible assets	7,184,846,585	1,766,790	61,030,564	7,247,643,939
Depreciation of property, plant and equipment	8,473,480	-	-	8,473,480
Salaries and social security contributions (*)	7,277,679,627	61,274,544	830,213,102	8,169,167,273
Fees for services	57,438,220	-	267,229,958	324,668,178
Public utilities and contributions	1,210,980,409	2,166,991	3,931,794	1,217,079,194
Taxes	275,493,376	1,673,273,367	392,934,805	2,341,701,548
Office expenses	527,802,376	1,883,720	100,048,006	629,734,102
Insurance	115,074,202	-	6,713,295	121,787,497
Advertising expenses	-	47,585,086	-	47,585,086
Bad debts charges	-	421,094,419	-	421,094,419
Board of Directors and Supervisory Committee fees	-	-	41,494,552	41,494,552
Amortization right of use	310,653,316	-	-	310,653,316
Total at 12.31.21	27,827,186,308	2,209,044,917	1,706,169,262	31,742,400,487

(*) Includes $32,462,154 as Compensation plan.

Year ended at 12.31.20
Specific allocation of revenues	4,764,034,309	-	-	4,764,034,309
Airport services and maintenance	7,532,167,719	-	47,480,523	7,579,648,242
Amortization of intangible assets	13,377,456,887	5,839,588	191,498,592	13,574,795,067
Depreciation of property, plant and equipment	8,528,474	-	-	8,528,474
Salaries and social security contributions (*)	6,953,062,453	99,253,150	1,099,897,833	8,152,213,436
Fees for services	97,476,178	12,829,621	226,329,745	336,635,544
Public utilities and contributions	1,174,888,950	4,169,547	4,362,011	1,183,420,508
Taxes	366,565,698	1,659,040,238	338,734,906	2,364,340,842
Office expenses	466,308,838	5,316,578	94,053,237	565,678,653
Insurance	153,657,442	15,058	16,261,641	169,934,141
Advertising expenses	-	153,702,505	-	153,702,505
Bad debts charges	-	795,877,861	-	795,877,861
Board of Directors and Supervisory Committee fees	-	-	32,089,665	32,089,665
Amortization right of use	299,416,727	-	-	299,416,727
Other	-	2,488	375,301	377,789
Total at 12.31.20	35,193,563,675	2,736,046,634	2,051,083,454	39,980,693,763

(*) Includes $351,642,744 as Compensation plan.

36

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.21		Foreign exchange rates	Amount in local currency at 12.31.21	Amount in local currency at 12.31.20

ASSSETS
CURRENT ASSETS
Trade receivables	US$	22,526,150	102.5200	2,309,380,897	2,409,942,562
Current investments	US$	-	102.5200	-	440,935,228
Cash and cash equivalents	US$	141,258,701	102.5200	14,481,841,994	3,614,729,597
Total current assets				16,791,222,891	6,465,607,387
Total assets				16,791,222,891	6,465,607,387

LIABILITIES
CURRENT LIABILITIES
Provisions and other charges	US$	6,453,355	102.7200	662,888,598	283,494,003
Financial debts	US$	124,858,348	102.7200	12,825,449,489	14,891,892,686
Leasings	US$	2,624,208	102.7200	269,558,603	333,319,999
Commercial accounts payable and others	US$	17,224,523	102.7200	1,769,302,980	4,027,292,129
	EUR	5,767,117	116.3715	671,128,006	740,353,066
Total current liabilities				16,198,327,676	20,276,351,883
NON-CURRENT LIABILITIES
Provisions and other charges	US$	6,244,447	102.7200	641,429,568	1,565,907,203
Financial debts	US$	480,359,736	102.7200	49,342,552,086	50,554,642,097
Leasings	US$	2,036,672	102.7200	209,206,899	547,838,822
Commercial accounts payable and others	US$	1,512,347	102.7200	155,348,235	-
	EUR	4,765,166	116.3715	554,529,515	-
Total non- current liabilities				50,903,066,303	52,668,388,122
Total liabilities				67,101,393,979	72,944,740,005
Net liability position				50,310,171,088	66,479,132,618

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

		Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress	Total

	Note	$
Net book value at January 1, 2021		63,850,802	3,233	-	94,607	1,299,331	65,247,973
Depreciation	10	(8,457,346)	(3,233)	-	(12,901)	-	(8,473,480)
Net book value at December 31, 2021		55,393,456	-	-	81,706	1,299,331	56,774,493

Net book value at January 1, 2020		58,123,042	81,463,175	130,395	124,240	15,524,358	155,365,210
Addition		14,225,027	-	-	-	(14,225,027)	-
Reduction			(81,441,636)	(130,395)	(16,732)	-	(81,588,763)
Depreciation	10	(8,497,267)	(18,306)	-	(12,901)	-	(8,528,474)
Net book value at December 31, 2020		63,850,802	3,233	-	94,607	1,299,331	65,247,973

37

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively. As a result of the reduction of the tax rate, deferred assets and liabilities as of December 31, 2020 were measured using rates of 30%.

On the other hand, the Social Solidarity and Productive Reactivation Law (LSSRP - BO December 23, 2019) suspends the application of the 25% tax rate until fiscal years beginning on or after January 1, 2021, timely provided by subsection d) of article No. 86 of Law No. 27,430, establishing that for the period of suspension the rate will be 30%.

In accordance with this, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the withholding at source of 7% for the distribution of dividends.

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), in which the corporate income tax rate is increased for fiscal years beginning on or after January 1, 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on the accumulated taxable net profit, which is applied as follows: up to a profit of $5,000,000 the rate at 25%, up to $50,000,000, the rate to be applied is 30%, and over $50,000,000 the rate is 35%.

For fiscal year 2021, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The adjustment for tax inflation provided for in Title VI of the Income Tax Law has not been applicable since the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, article No. 39 of said rule established that all tax updates would have as a maximum limit the month of March of the year 1991. However, as a result of the modifications introduced in the last tax reform - Law No. 27,430 - and, subsequently the modification established to this by Law No. 27,468, it was provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd years from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the end of each of those years exceeds 55%, 30% and 15% respectively.

38

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 13 - INCOME TAX (Cont.)

The LSSRP maintains the application of the inflation adjustment mechanism established in title VI of the LIG. However, the amount corresponding to the first and second fiscal years beginning on or after January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the 5 (five) immediately following fiscal periods.

It is applicable for the current fiscal year, since the requirement of inflation greater than 100% has been met considering the last 36 months. Since it is the 4th fiscal year since its validity, according to the CIP index, the resulting adjustment through this procedure must be allocated in its entirety to the fiscal year since the current rule does not provide for a fractionation in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

The effect of the deferral of three-sixths of the result from exposure to inflation as of December 31, 2019 and four-sixths of the result from exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2021 and 2020:

	12.31.21	12.31.20

	$
Income before income tax	5,585,201,039	(17,995,637,556)
Tax calculated at applicable tax rate (*)	(1,954,820,364)	5,398,691,267
Tax effects of:
Differences at applicable tax rate (**)	(3,632,698,707)	1,141,817,595
Income Tax Expense	(5,587,519,071)	6,540,508,862

(*) The current tax rate as of December 31, 2021 and 2020 is 35% and 30%. The effective tax rate applicable has been 100.45% and 36.45% as of December 31, 2021 and 2020, respectively.

(**) As of December 31, 2021, the main permanent differences correspond to the charge for the application of the tax inflation adjustment for $7.512,037,604 and the gain for the higher deferred tax asset generated by the tax revaluation for $8,183,370, and the loss due to the effect of the rate change on the deferred tax liability position at the beginning of $1,776,006,574.

39

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debts	Tax loss carry- forwards	Total

	$
Balance at 12.31.2019	1,333,836,248	184,707	238,526,482	74,032,749	-	1,646,580,186
Movement for the year
Charge to income	945,122,460	-	504,486,484	(165,977,135)	5,603,682,926	6,887,314,735
Forecast variation	-	-	-	-	12,826	12,826
Inflation adjustment	(354,087,101)	(49,033)	(433,424,247)	(19,653,118)	-	(807,213,499)
Balance at 12.31.20	1,924,871,607	135,674	309,588,719	(111,597,504)	5,603,695,752	7,726,694,248
Movement for the year
Charge to income	1,446,041,093	35,954	(519,552,166)	(131,917,243)	24,109,966	818,717,604
Inflation adjustment	(649,629,275)	(45,789)	942,663,370	37,663,294	(1,891,203,963)	(1,560,552,363)
Balance at 12.31.21	2,721,283,425	125,839	732,699,923	(205,851,453)	3,736,601,755	6,984,859,489

Deferred tax liabilities Item
	$
Balance at 12.31.2019	11,325,984,683	16,465,074	1,756,961	3,084,652,575	-	14,428,859,293
Movement for the year
Charge to income	(1,524,675,653)	-	-	2,258,253,923	65,400,017	798,978,287
Inflation adjustment	-	(4,370,904)	(466,411)	(809,988,923)	-	(814,826,238)
Balance at 12.31.20	9,801,309,030	12,094,170	1,290,550	4,532,917,575	65,400,017	14,413,011,342
Movement for the year
Charge to income	6,058,137,185			276,215,096	59,099,756	6,393,452,037
Inflation adjustment		(4,081,689)	(435,551)	(1,529,824,612)	(22,072,000)	(1,556,413,852)
Balance at 12.31.21	15,859,446,215	8,012,481	854,999	3,279,308,059	102,427,773	19,250,049,527
Net balance at 12.31.19						(12,782,279,107)
Net balance at 12.31.20						(6,686,317,094)
Charge to income 2020						6,088,349,274
Net balance at 12.31.21						(12,265,190,038)
Charge to income 2021						(5,574,734,433)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

At December 31, 2021 and 2020, the Company has not recognized $2,188,603 and $3,303,513 fiscal loss, respectively.

40

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2021 and 2020 include $1,254,587 and $1,893,694 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $278,781,741, corresponding to fixed-term placements granted as collateral.

NOTE 15 - CAPITAL STOCK

At December 31, 2021 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

41

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Through joint resolution number RESFC-2021-68-ORSNA#MTR, of September 22, 2021, the board of the Regulatory Body of the National Airport System resolved to authorize Aeropuertos Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 class B book-entry ordinary shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; Y

ii) transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one peso par value each, and one vote per share, representing 8.5% of the ordinary capital and votes of the Company to Cedicor SA

42

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30.369.048 preferred shares

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10.741.221 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10.956.046 preferred shares

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11.175.167 preferred shares

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11.398.670 preferred shares

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11.626.643 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11.859.176 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares

-	Ordinary general meeting, special of classes A, B, C and D and special of preferred shares held on April 22, 2020: $ 163,449,105 preferred shares.

While this year ended at December 31, 2020 has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2020, which amounts to $317,806,328 will be accumulated and paid in the first year in which the result shows a profit realized and liquid, in accordance with the provisions of the conditions of issue of the shares

43

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON PREFERRED SHARES (Contd.)

Likewise, the preferential dividend accrued for the year ended December 31, 2021 is $324,162,454, which added to the accumulated dividend for the year ended December 31, 2020 amounts to $641,968,782 and will be recorded at the time of approval of the Shareholders' Meeting.

NOTE 18 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special classes A, B, C and D and special preferred shares held on April 22, 2020 resolved not to distribute dividends to ordinary shares, and once the legal reserve had been constituted and the dividends of the preferred shares had been distributed, it was resolved with the remainder the constitution of an optional reserve for the execution of future works plans.

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$318,459,365 for the constitution of the legal reserve;

(ii)	$163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;

(iii)	the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

Finally, the ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($ 7,589,111,384), said result will pass to the next fiscal year.

44

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021 (Contd.)

It was resolved, in turn, that a dividend of $ 237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

NOTE 20 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2021	12.31.2020

Income for the year, net dividends accrued	(326,480,486)	(11,772,935,022)
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	(1.2629)	(45.5402)

NOTE 21 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic context, the main variables of which have recently experienced strong volatility, both nationally and internationally.

At the local level, the following circumstances that occurred during 2021 are displayed:

-	The third quarter of 2021 saw an increase of 11.9% of GDP in year-on-year terms;

-	Accumulated inflation between January 1 and December 31, 2021 reached 50.94% (CPI)

-	The devaluation of the official exchange rate reached 22% during the year;

-	The interest rate during the year was around 38%.

During the month of September 2020 and through 2021, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company should be read in light of these circumstances.

45

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2021 and 2020 was an equivalent of $62,168,001,575 and $65,446,534,783 of a total debt of $98,937,999,056 and $98,758,209,482 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2021 and 2020 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $16,378,485 and $4,754,487 in the assets and $64,131,363 and $56,846,067 in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the “Financial Projection of Income and Expenses” for the term of the concession agreement in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Taking into consideration the adverse effects that the COVID-19 pandemic caused in the Company's business, in September 2021, the ORSNA resolved, among other measures, to postpone until June 30, 2023 the annual adjustment of the Financial Projection of Income and Expenses.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

46

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk (Contd.)

The Group places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2022	2nd Quarter 2022	3rd Quarter 2022	4th Quarter 2022	2022	2023	2024-2038
Debt obligations(*)	107,005,674	10,632,531	4,759,811	8,362,048	4,119,386	27,873,776	17,041,204	62,090,694
Leases obligations	478,765	69,362	68,039	66,722	65,435	269,558	209,207	-
Other obligations	3,063,017	924,538	78,203	132,457	352,375	1,487,573	1,575,444	-
Total Contractual Obligations	110,547,456	11,626,431	4,906,053	8,561,227	4,537,196	29,630,907	18,825,855	62,090,694

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debts.

47

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate

The interest rate risk of the Group arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Group to a change in its fair value. The Group analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Group to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate is of $5,671,146,675 and $6,676,440,803 (8.86% and 9.95% of total financial debts, respectively) at December 31, 2021 and 2020, respectively.

Effect of the IBOR reform

The reform and replacement of various interbank offered interest rates ('IBOR') has become a priority for regulators. Most IBOR rates ceased publication on December 31, 2021, while certain US dollar LIBOR rates would cease publication on June 30, 2023.

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the Offshore Loan capital installment amortization scheme, together with the applicable rate, going from a Libor rate plus a margin of 5.5%, to a SOFR rate of 3 months plus an adjustment of 0.1073 Annual % adding a margin of 5.5%. The rate change does not have a significant impact for the Company.

Capital Management

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Group. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2021	12.31.2020

	$
Total Financial Liabilities	63,993,739,042	67,067,994,159
Less: Cash and cash equivalents	(16,294,078,200)	(7,724,695,910)
Net liability	47,699,660,842	59,343,298,249
Total shareholder’s equity	67,320,048,986	67,301,266,618
Index of indebtedness	70.86%	88.18%

48

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Capital Management (Contd.)

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

The following table presents the Group's financial instruments:

		12.31.2021	12.31.2020

	Note	$
ASSETS
Financial assets at amortized cost
Trade receivables		8,856,468,035	8,918,282,000
Other receivables		8,299,383,486	14,141,369,526
Investments (Note 14)	14	-	278,781,741
Cash and cash equivalents		16,294,078,200	7,724,695,910
Total at amortized cost		33,449,929,721	31,063,129,176
Financial assets at market price
Investments		1,346,641,328	2,710,367,951
Total at market price		1,346,641,328	2,710,367,951
Total		34,796,571,049	33,773,497,127

LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges		5,189,749,122	4,095,053,467
Financial debt		63,591,199,172	67,056,219,290
Trade accounts payable		9,046,671,806	15,858,591,665
Total		77,827,620,100	87,009,864,422

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

49

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Income Taxes:

The Group is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2021 was calculated by applying the following expected loss ratios: 0.73% on non-expired loans, 3.94% on loans due between 1 and 30 days, 9.41% for the expired range between 31 and 60 days; 14.99% for the range of overdue loans between 61 and 90 days, 23.72% for overdue loans between 91 and 180 days and 35.49% over those overdue for more than 181 days.

The provision for losses on trade receivables as of December 31, 2020 was calculated by applying the following expected loss ratios: 0,84% on non-expired loans, 3.91% on loans due between 1 and 30 days, 9.61% for the expired range between 31 and 60 days; 15.45% for the range of overdue loans between 61 and 90 days, 21.49% for overdue loans between 91 and 180 days and 36.92% over those overdue for more than 181 days

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Group has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12.

50

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Group may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Group may generate. As a result, the Group defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Group could be subject to sanctions and the concession could be revoked.

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2021	2020

	$
Clients
Group 1	1,697,484	33,613,627
Group 2	3,754,207,105	4,314,852,198
Group 3	5,100,563,446	4,569,816,174
Trade accounts receivable	8,856,468,035	8,918,281,999

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without
	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total
	$
Item
Trade receivables	1,414,218,239	2,739,524,389	7,282,149	6,249,321	7,669,134	-	-	4,174,943,232

NOTE 24 – CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

51

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment.

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claims on Real State tax

Province of Cordoba

-      Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution against AA2000 in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged.

Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On October 11, 2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677. The appeal was denied and on April 17, a direct complaint appeal was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $12,111,450.27.

52

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT. On November 9, 2018, the attorney's fees were regulated for their intervention regarding the appeal, in the amount of $298,428.49 plus VAT. On May 30, 2019, the remaining settlement made by the DGR of Córdoba was paid, in the amount of $ 6,425,899.28, as debt, interest, fees and legal costs. On May 21, 2019, Federal Extraordinary Appeal was filed against the judgment of the Superior Court of Justice of the Province of Córdoba that led to the fiscal execution and rejected the incompetence raised. On September 26, 2019, the TSJ rejected the granting of the extraordinary appeal and on October 9, 2019, the complaint was filed before the CSJN. On October 1, 2021, the admissibility of the filed complaint was denied.

-      Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed.

-      Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax enforcement claim. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is blocked for the amount of $ 4,381,372.12.

53

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

The attorney's fees were regulated in the first instance in the amount of $160,513.45. The Chamber rejected the appeal regarding the replacement of embargo by means of a resolution notified on November 19, 2019, therefore, an appeal was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was filed.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution.

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution.

-      Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

54

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified.

-      Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82 correspondig to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint.

-      Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG. AA2000 was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond. This last request was denied on October 28, 2021 (the company has not yet been notified of the denial resolution).

-      File. N° 10523221: In the month of December 2021, AA2000 became aware of the seizure of an embargo for the sum of $28,801,561.51 in a new fiscal execution initiated by the DGR of Córdoba. AA2000 has not yet been notified of the lawsuit.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

55

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	6,025,424	9,291,151,417	7,294,632,465	6,031,512,550	44,444,672,303	67,067,994,159
Cash flows	(7,058,758)	(14,564,971,678)	9,833,064,726	(6,619,848,027)	14,936,456,487	3,577,642,750
Exchange rate	-	(1,519,095,008)	(585,173,292)	(1,083,557,338)	(8,932,854,212)	(12,120,679,850)
Inflation adjustment	(278,512)	552,942,126	(2,200,052,338)	(159,590,206)	627,879,994	(1,179,098,936)
Other movements without cash	1,311,846	12,035,260,408	(8,733,971,860)	8,168,670,367	(4,823,389,842)	6,647,880,919
Net debt as of December 31, 2021	-	5,795,287,265	5,608,499,701	6,337,187,346	46,252,764,730	63,993,739,042

NOTE 26 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX

During fiscal year 2020, the Company made presentations before the Federal Administration of Public Revenues (AFIP) in order to obtain the refund of tax credits of the Value Added Tax (VAT) for: (a) VAT tax credits generated by the purchase of fixed assets, and (b) freely available balances.

The total amount requested from the AFIP for VAT tax credit refunds reaches $ 1,096,957,202 (nominal values of 2020).

a) On September 18, 2020, General Resolution No. 4581/2020 was published in the Official Gazette, by means of which the AFIP establishes the requirements, terms and forms to access the refund of the accumulated tax credit for the acquisition of fixed assets. Law No. 27,430 modified the Value Added Tax Law, incorporating an added article after article No. 24, based on which a regime for the refund of the technical balance originated in the acquisition of fixed assets was established, in accordance with the conditions established there.

Additionally, Law No. 27,467 established an annual quota for 2020 of $ 15,000,000,000 and Resolution No. 185/2020 of the Ministry of Finance established an order of priority based on the age of the accumulated balances according to the fiscal period in which they were generated and, at the same age, that the allocation is proportional to the magnitude of the balances.

Under this regime, on December 23, 2020, the Company submitted a request for a refund of the VAT tax credit for the purchase of fixed assets for $ 918,367,994 (nominal values of 2020).

On February 13, 2021, a request for prompt dispatch was submitted to the AFIP to rule on it.

During the 2020 financial year, $903,469,656 have been collected for the presentations made (2020 nominal values).

56

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 26 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX

b) Additionally, in the month of September 2019, presentations were made requesting the return of the balance of free availability of VAT for $ 178,589,208 (nominal values of 2019).

This request was withdrawn in 2021, recovering said amount in the VAT affidavit.

NOTE 27 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures to reduce the spread of the virus. On March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long distance buses, among other measures. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to neighboring countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed. Additionally, in November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections, trying not to affect the development of economic activities. Among these measures is the prohibition of group tourist trips, graduates and studies.

With the appearance of new strains of the virus (Manaos, Delta, among others), the Argentine State has strengthened the measures taken with the aim of preventing or delaying the entry of these strains into Argentine territory. In March 2021, the National State set a limit on the arrival of international passengers of 2,000 daily passengers, which was reduced to 600 daily passengers at the end of June 2021. During July, this limit was gradually increased to 1,000 international passengers per day. During July, this limit was gradually increased to 1,000 international passengers per day and subsequently, during the months of August to October, the passenger income ceiling was increased until finally eliminating restrictions on the number of resident passengers on October 19, 2021.

To mitigate the economic impact caused by the sanitary emergency, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Among the assistance measures provided for in the decree, the Company has received as from April 2020 a reduction in social charges.

57

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 27 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020, partially covering the wages of a part of the workers.

As of January 2021, the AFIP has approved through the Productive Recovery Program II (REPRO II) the granting of an individual and fixed sum of money that is paid to workers on account of the payment of salaries.

These benefits were charged to income for the period under the caption “Salaries and social security contributions”, segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The COVID19 virus pandemic continues to negatively impact passenger and operational levels. In this context, the Board of Directors continues to closely monitor the situation and take the necessary measures to preserve the company's business and further strengthen its financial position.

Despite these efforts, we expect the results of operations to continue to be negatively affected as long as the effects of the health crisis continue. We hope that the lifting of entry restrictions to the country together with the opening of borders to non-resident foreigners will lead to a greater reactivation of international and domestic trips for tourism, visits to family and friends, and corporate, which, progressively, will redound in a higher level of passengers, generating a positive effect on the results of operations.

However, although there have been significant short-term effects, they are not expected to affect business continuity.

NOTE 28 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the amortization scheme of the capital installments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total of US$11,666,667, the latter amount being payable in 6 equal installments maturing in February, March, May, June, August and September 2022.

On February 21, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued negotiable obligations for a total of US$ 173,978,054, denominated in US dollars to be integrated and payable in pesos, in two series: (i) the first series for an amount of US$ 137,989,000 of Class 5 Negotiable Obligations, and (ii) the second series for an amount of US$ 35,989,054 of Class 6 Negotiable Obligations.

Class 5 Negotiable Obligations have a grace period of 5 years, and quarterly amortization from May 2027, maturing ten years after their issue date. They accrue interest at a nominal annual rate of 5.500% and are guaranteed in the first degree with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, the Class 4 Negotiable Obligations and with new debt incurred by the Company whose funds are earmarked for infrastructure works.

58

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 28 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

Class 6 Negotiable Obligations mature 36 months from their issue date and accrue interest at a nominal annual rate of 2,000%.

The issuance of Class 5 and Class 6 Negotiable Obligations had a local risk rating of AA- (FIX SCR Argentina).

On February 22, 2022, the disbursement was made under the syndicated loan through which the February amortization installment corresponding to the onshore loan and the offshore loan was paid. Citibank N.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333 while ICBC additionally disbursed US$3,888,889.

On March 2, 2022, Citibank disbursed $209,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On February 25, 2022, the AA2000 board resolved:

(i) to redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

59

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2021 presented in comparative format (Contd.)

NOTE 28 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

The redemption of the preferred shares constitutes a commitment assumed by Aeropuertos Argentina 2000 S.A. with the national State, which is formally enshrined in Decree No. 1009/20.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

60

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the consolidated financial statements as of December 31, 2021 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•        Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

61

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

The main works carried out during the year 2021 are detailed in the Annual Report of the Individual Financial Statements:

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of December 31, 2021, 2020, 2019, 2018 and 2017, respectively, is presented.

	12.31.2021	12.31.2020	12.31.2019	12.31.2018	12.31.2017

	Thousands $
Current Asset	23,687,946	18,244,499	17,908,597	23,783,315	17,348,942
Non-current Assets	142,653,610	147,814,976	150,596,416	125,588,991	113,073,132
Total Assets	166,341,556	166,059,475	168,505,013	149,372,306	130,422,074

Current liabilities	28,756,601	34,091,874	26,827,881	17,436,202	13,164,713
Non- Current Liabilities	70,264,906	64,666,335	63,149,305	60,026,096	48,840,278
Total Liabilities	99,021,507	98,758,209	89,977,186	77,462,298	62,004,991

Net equity attributable to majority shareholders	67,318,786	67,300,234	78,466,426	71,860,829	68,372,426
Non-controlling interest	1,263	1,032	61,401	49,179	44,657
Net Equity	67,320,049	67,301,266	78,527,827	71,910,008	68,417,083
Total	166,341,556	166,059,475	168,505,013	149,372,306	130,422,074

62

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended December 31, 2021, 2020, 2019, 2018 and 2017.

	12.31.2021	12.31.2020	12.31.2019	12.31.2018	12.31.2017

	Thousands $
Gross Profit	3,887,572	(2,998,800)	27,411,949	30,740,026	26,591,270
Administrative and distribution and marketing expenses	(3,915,214)	(4,787,130)	(10,748,637)	(8,866,404)	(8,154,656)
Other net income and expenses	(686,194)	489,156	1,771,006	1,704,699	1,418,463
Operating profit	(713,836)	(7,296,774)	18,434,318	23,578,321	19,855,077
Income and financial costs	5,682,632	(7,368,618)	(4,564,662)	(12,116,930)	(1,217,788)
Result by exposure to changes in the acquisition power of currency	616,405	(3,330,246)	(3,149,604)	(4,241,685)	(858,628)
Income before tax	5,585,201	(17,995,638)	10,720,052	7,219,706	17,778,661
Income tax	(5,587,519)	6,540,509	1,433,435	(3,979,071)	(6,813,410)
Result of the year	(2,318)	(11,455,129)	12,153,487	3,240,635	10,965,251
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	(2,318)	(11,455,129)	12,153,487	3,240,635	10,965,251
Result attributable to majority shareholders	(2,548)	(11,394,760)	12,141,262	3,236,119	10,960,001
Non-controlling interest	230	(60,369)	12,225	4,516	5,250

4. Cash flow structure

	12.31.2021	12.31.2020	12.31.2019	12.31.2018	12.31.2017

	Thousands $
Cash Flows generated by/ (used in) operating activities	3,857,826	6,729,408	(12,591,636)	3,361,858	(4,229,638)
Cash Flow generated by / (used in) investing activities	1,182,962	(2,784,947)	1,801,673	(444,805)	42,558
Cash Flow generated by / (used in) financing activities	3,231,096	(422,362)	1,534,557	(4,014,685)	13,003,296
Net Cash Flow generated by / (used in) the year	8,271,884	3,522,099	(9,255,406)	(1,097,632)	8,816,216

63

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

5. Analysis of operations for the years ended at December 31, 2021 and 2020

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the years ended December 31, 2021 and 2020:

Revenues	12.31.2021	% revenues	12..312020	% revenues
	Thousands $		Thousands $
Aeronautical revenues	9,694,794	30.58%	13,466,766	41.85%
Non aeronautical revenues	22,007,304	69.42%	18,714,094	58.15%
Total	31,702,098	100.00%	32,180,860	100.00%

The following table shows the composition of the aeronautical revenues for the years ended December 31, 2021 and 2020:

Aeronautical revenues	12.31.21	% revenues	12.31.20	% revenues
	Thousands $		Thousands $
Landing fee	1,275,140	13.15%	1,481,491	11.00%
Parking fee	688,411	7.10%	702,944	5.22%
Air station use rate	7,731,243	79.75%	11,282,331	83.78%
Total	9,694,794	100.00%	13,466,766	100.00%

64

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2021 and 2020 (Contd.)

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the year ended at 12.31.21	27,827,186
Costs of sales for the year ended at 12.31.20	35,193,564
Variation	(7,366,378)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the year ended at 12.31.21	1,706,169
Administrative expenses for the year ended at 12.31.20	2,051,083
Variation	(344,914)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the year ended at 12.31.21	2,209,045
Distribution and commercial expenses for the year ended at 12.31.20	2,736,047
Variation	(527,002)

65

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2021 and 2020 (Contd.)

Income and financial costs

Net financial income and costs totaled a profit of $5,682,632 thousand during the year ended December 31, 2021 with respect to thousands of $7,368,618 loss during the previous year.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $686,194 thousand during the year ended December 31, 2021 with respect to an income of $489,156 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of December 31, 2021 amounted to $131,313,788 thousand composed of thousands of $63,993,739 of financial debt and a net equity worth of $67,320,049 thousand, while the total capitalization of the Company at December 31, 2020 amounted to thousands of $134,369,261 comprised of thousands of $67,067,994 of financial debt and a net equity worth of thousands of $67,301,267.

The debt as a percentage of total capitalization amounted to approximately 48.73% as of December 31, 2021 and 49.91% as of December 31, 2020.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

6. Index

The information refers to the years ended December 31, 2021, 2020, 2019, 2018 and 2017:

	12.31.2021	12.31.2020	12.31.2019	12.31.2018	12.31.2017
Liquidity (*)	0.866	0.550	0.680	1.390	1.360
Solvency (*)	0.704	0.703	0.880	0.930	1.120
Immobilization of capital	0.858	0.890	0.890	0.840	0.870
Cost effectiveness	(0.000)	(0.170)	0.150	0.050	0.160

(*) Current liabilities and non-current liabilities do not include deferred profits.

66

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended December 31, 2021, 2020, 2019, 2018 and 2017:

Airport	12.31.2021	12.31.2020	12.31.2019	12.31.2018	12.31.2017

	Thousands
Aeroparque	4,524	2,293	12,311	13,474	13,921
Ezeiza	3,197	3,547	12,485	10,299	9,878
Bariloche	1,129	474	1,858	1,576	1,297
Córdoba	717	739	3,529	3,398	2,864
Mendoza	668	472	2,311	2,023	1,762
Salta	545	356	1,479	1,122	1,129
Iguazú	423	358	1,576	1,112	999
Tucumán	318	200	969	957	560
Jujuy	204	93	398	406	269
C. Rivadavia	188	137	649	680	624
Total	11,913	8,669	37,565	35,047	33,303
Overall total	12,824	9,707	41,834	38,350	35,936
Variation	32.1%	-76.8%	9.1%	6.7%	14.2%

67

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

7. Statistical data (Contd.)

Amount of movement of aircraft for the years ended on December 31, 2021, 2020, 2019, 2018 and 2017 of the eleven airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.2021	12.31.2020	12.31.2019	12.31.2018	12.31.2017

San Fernando	52,264	29,583	42,878	40,910	39,000
Aeroparque	42,456	22,443	111,176	130,242	134,532
Ezeiza	31,854	32,051	85,633	75,234	66,916
Bariloche	10,032	4,326	14,557	14,098	12,338
Córdoba	9,742	7,978	31,553	33,481	28,659
Mendoza	7,963	5,909	22,419	21,354	19,274
Salta	6,168	4,236	13,975	11,449	13,367
C. Rivadavia	4,780	4,180	9,736	10,232	9,171
San Rafael	4,312	2,187	5,226	5,778	4,499
Iguazú	4,076	3,557	12,833	9,807	9,065
Mar del Plata	4,022	2,901	8,117	9,792	6,803
Total	177,669	119,351	358,103	362,377	343,624
Overall total	218,560	149,262	428,551	429,466	404,181
Variation	46.4%	-65.2%	-0.2%	6.3%	7.8%

68

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

Perspectives for 2022

During 2021, the epidemiological situation, together with the restrictions on international movement issued by the authorities to contain the rise in cases, continued to be a factor with a negative impact on operations. This unprecedented situation, the measures imposed by governments and the impact on the demand for air travel, as well as its impact on the national and household economy, have clearly affected the Company's results. Since the start of the pandemic, AA2000 has responded quickly and effectively to this context and has implemented measures to cushion the impacts and strengthen its financial position

At the beginning of the year, although an improvement in air traffic was observed, the so-called “second wave” slowed down this recovery. This new escalation generated new restrictions on air travel, including the cap of 2,000 international seats per day from March 2021, which decreased to 600 seats at the end of June before being gradually released during the third quarter and finally eliminated in October, when the level of vaccination reached 50% of the population. Additionally, as of November 1, the opening of borders to non-resident foreigners with a complete vaccination schedule was established.

Currently, there are no restrictions on international travel, and only negative test and/or vaccination certificate requirements apply. Similarly, there are no restrictions on domestic travel. In December 2021, the level of international traffic stood at 40%, while domestic traffic had already recovered 70%, both compared to the same month of 2019, sustained by a vaccination level of 86% with one dose, and 74% with complete guideline (as of January 2022).

For the year 2022, we hope that the recovery of passengers will continue to consolidate, underpinned by the high level reached in the level of local and global vaccination, and the reopening of borders in most countries, which will allow activity to resume. In the local scope, we hope that the lifting of restrictions on entering the country, enabled since November, together with the opening of borders to non-resident foreigners, will lead to a greater reactivation of international and domestic travel for tourism, visiting family and friends, and corporate, leading to a higher level of passengers, generating a positive effect on the results of operations.

69

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2021 presented in comparative format (Contd.)

Perspectives for 2022 (Contd.)

At the same time, we do not lose sight of the cost rationalization and efficiency achieved during this time, and we continue to work with a focus on maintaining strict control of the Company's operating costs while passenger volumes recover, which will allow, together with the Note 19 financial measures, strengthen the cash position and meet the various commitments assumed.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Report on financial statement

Opinion

We have audited the consolidated financial statements of Aeropuertos Argentina 2000 S.A and its subsidiaries (the Company) which comprise the consolidated statement of financial position as at December 31, 2021, and consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021, and its consolidated comprehensive income and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English) Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Impact of Covid-19 on the Company’s operations

As described in note 27 to the consolidated financial statements, the Company expects that the results of operations will be negatively affected in future periods and during the time that the health crisis continues. As indicated in the aforementioned note, the Company has implemented a series of actions to ensure that the Company has adequate access to liquidity, which include: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend the payment terms of the obligations (iii) reduction of capital investments.

The Company has prepared its consolidated financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

Management's assessment of the going concern premise is based on cash flow projections and business plans, each of which is dependent on significant judgments by management. The previously detailed situation, the way in which the business will develop, the duration of the Covid-19 crisis and how the management will obtain the necessary resources for its normal operation in an uncertain context, have led us to consider this matter as an issue in our audit.

This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the Company's plans and its ability to continue as a going concern.

Audit procedures performed in relation to this key issue included, among others:

•      carry out inquiries to key members of management, to understand the process of evaluating the impact of Covid-19 on the Company's business and the mitigation plans for the potential risks derived from said situation;

•       test the effectiveness of controls related to the evaluation of the going concern premise;

•       test the process carried out by the Company to forecast operating results within one year after the date of issuance of the financial statements, test the completeness, accuracy and relevance of the underlying data used in the forecast, and evaluate the reasonableness of the significant assumptions factors used in forecasting related to passenger growth rates and projected operating income. Professionals with specialized skills and knowledge were used to help assess whether the assumptions of future revenue and operating margin were reasonable considering consistency with external market and industry data;

•       evaluate the Company's conclusions and their disclosure in the consolidated financial statements regarding uncertainties about the extent to which the Covid-19 virus will affect the Company's business, operating results, financial position and liquidity.

Other information

The other information comprises Management´s Report. Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors for the consolidated financial statements

Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Board of Directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances”;

b)	the individual financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2021, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 216,754,384, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2021 represent;

d.1)      93.08% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2)      97.99% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3)      89.43% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

e)	have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 09, 2022.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)

Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of December 31, 2021, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred, the notes 1 to 28 and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 9th, 2022, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

The Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As described in note 27 to the consolidated separate financial statements, the Company expects that the results of operations will be adversely affected in future periods and for as long as the health crisis continues. As stated in the aforementioned note, the Company has implemented a number of actions to ensure that the Company has adequate access to liquidity, which includes: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend payment terms of obligations and (iii) reduction of capital expenditures.

The company has prepared its individual separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)     the consolidated financial statements of Aeropuertos Argentina 2000 S.A. were issued in accordance with IFRS, adopted by the FACPCE and incorporated by the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)    Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2021 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)     the consolidated financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and are pending to be registered in the book "Inventories and Financial Statements"; and

b)     in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 9th, 2022.

Patricio A. Martin

By Surveillance Committee